Exhibit 3.1

Launch Two Acquisition Corp.

Company number: 409881

(Company)

Director’s Certificate

I, the undersigned, being a director of the Company, certify that the following resolution was duly passed at the extraordinary general meeting in lieu of an annual general meeting of shareholders of the Company held at 1:00 p.m. (Eastern Time) on 8 October 2026, at the offices of Ellenoff Grossman & Schole LLP, located at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105, by a special resolution of the holders of the Class B ordinary shares par value $0.0001 per share of the Company, being those shareholders entitled to vote thereon, in accordance with the amended and restated memorandum and articles of association of the Company then in effect:

Extension Amendment Proposal

“RESOLVED, as a special resolution, that with immediate effect the Company’s amended and restated memorandum and articles of association be amended by:

(a)	deleting and replacing the existing definition of “Completion Window” in Article 1.1 with the following:

“Completion Window” means the period of time: (a) commencing on, and including the closing date of the IPO; and (b) ending on the date that is twenty four (24) months after such closing date of the IPO (or up to the date that is thirty (30) months after such closing date of the IPO (being 9 April 2027) if extended on a monthly basis, up to six (6) times, in accordance with the Extensions), such earlier date as the Directors may approve in accordance with the Articles or such later date as the Members may approve in accordance with the Articles.

(b)	inserting a new definition of “Extensions” in Article 1.1 as follows:

“Extensions” means six extension periods, each with a duration of one (1) calendar month (each such extension, an “Extension”) with each such Extension subject to the approval of the Directors of the Company.”

Signed:	/s/ James J. McEntee	10/8/2026
Date signed
Name:	James J. McEntee
Title:	Director